September 27, 2023
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Elizabeth Bentzinger, Bernard Nolan and Asen Parachkevov, Division of Investment Management

Re: VanEck ETF Trust (the “Trust” or “Registrant”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Bentzinger:

We are in receipt of your comments transmitted telephonically on September 25, 2023 and September 26, 2023 regarding the registration statement on Form N-1A (the “Registration Statement”) for the Registrant with respect to VanEck Ethereum Strategy ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2023. We note that we previously submitted responses on September 7, 2023 (the “September 7 Letter”) to written comments received from you in a letter dated September 1, 2023 and on September 14, 2023 (the “September 14 Letter”) to comments transmitted telephonically on September 7, 2023. The Registrant has considered your additional comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. Capitalized terms used in our responses have the meanings attributed to such terms in the Registration Statement, unless otherwise noted.

Supplemental Information

Comment 1.
Please supplementally discuss the Board’s consideration of liquidity risks related to the Fund’s investment strategy and the appropriateness of the investment strategy for an open-end fund. Refer to Rule 22e-4(b)(1)(i) of the Investment Company Act of 1940, as amended.

Response 1.
The Registrant supplementally submits that the Board has approved the adoption of the Registrant’s liquidity risk management program (the “LRM Program”) to manage the liquidity risk of the Fund in accordance with Rule 22e-4, as well as the designation of the Adviser as the administrator of the LRM Program and the related procedures. As noted in the September 7 Letter, in this capacity, the Adviser expects ETH Futures in which the Fund invests to be considered “highly liquid investments” under current market/liquidity conditions and the anticipated Fund size and reasonably anticipated trading size and a significant portion of the Fund’s assets typically will be held in Cash and Fixed Income Investments. Accordingly, the Adviser has concluded that the Fund’s investment strategy is appropriate for an open-end fund. Once the Fund has commenced investment operations, the Board will receive an annual report which details the operation of the LRM Program with respect to the Fund.

Prospectus

Comment 2.	Please supplementally confirm that the fee table does not reflect any fees charged for the creation and redemption of Creation Units.

Response 2.	The Registrant hereby supplementally confirms that the fee table does not reflect any fees charged for the creation and redemption of Creation Units.

Comment 3.	With respect to the “Summary Information—Principal Investment Strategies” section, please revise the second sentence of the second paragraph to clarify that the Fund is not seeking a levered return to ETH and that any economic exposure greater than 100% of the Fund’s net assets is necessary to account for the Fund’s accrued tax liabilities. Additionally, please revise the “Summary Information—Principal Investment Strategies” section of the VanEck Bitcoin Strategy ETF prospectus to state that the Fund is not seeking a levered return to bitcoin and to reinsert the following language into the second paragraph: “[b]ased on current estimates, approximately 100% to 125% of the Fund’s net assets (which are the total assets of the Fund less the sum of the Fund’s accrued liabilities) will have economic exposure to bitcoin to account for the Fund’s accrued tax liabilities.”

Response 3.
The Fund’s disclosure has been revised accordingly.
The Registrant supplementally confirms that it will update the VanEck Bitcoin Strategy ETF prospectus to include similar language and/or language to clarify why such language is no longer warranted.

Comment 4.
With respect to the “Risks Related to ETH and ETH Futures” disclosure, please provide specific language highlighting the nuance between ETH may be determined to be a “security” and ETH may be offered and sold as a “security” under federal or state securities laws.

Response 4.	The Fund’s disclosure has been revised accordingly.

Comment 5.
With respect to the “Risks Related to ETH and ETH Futures” disclosure, please include the risks related to regulatory actions that have been brought or may be brought against the operators of digital asset protocols.

Response 5.	The Fund’s disclosure has been revised accordingly.

Comment 6.	With respect to the “Investment Capacity Risk” disclosure, please add the following language to the eighth sentence of the first paragraph: “as well as the risk that the Fund may not be able to carry out its investment strategy or achieve the Target Exposure.”

Response 6.	The Fund’s disclosure has been revised accordingly.

Comment 7.	Please change “distributed autonomous organization” to “decentralized autonomous organization.”

Response 7.	The Fund’s disclosure has been revised accordingly.

Comment 8.	With respect to the “Risk Related to ETH-Future Regulatory Action Risk” disclosure, please delete the 3rd and 4th sentences or update.

Response 8.	The Fund’s disclosure has been revised accordingly.

Comment 9.	The Staff notes that disclosure regarding the Chicago Mercantile Exchange (“CME”) being the only exchange registered with and regulated by the Commodity Futures Trading Commission on which ETH Futures are traded has been removed. Please provide disclosure stating that the only ETH Futures the Fund intends to invest in are those traded on the CME.

Response 9.	The Fund’s disclosure has been revised accordingly.

Comment 10.	Please add the “ETH Regulatory Risk” disclosure to Item 4 disclosure.

Response 10.	The Fund’s disclosure has been revised accordingly.

Comment 11.	Please replace references to “ETH trading venues” with “digital asset trading platforms.”

Response 11.	The Fund’s disclosure has been revised accordingly.

Comment 12.	Please disclose the risks related to the fragmentation of digital asset trading platforms and markets, as well as regulatory non-compliance of digital asset trading platforms.

Response 12.	The Fund’s disclosure has been revised accordingly.

Statement of Additional Information

Comment 13.	With respect to the first sentence under the “Creation and Redemption of Creation Units—Acceptance of Creation Orders” section, please delete “for any reason” to ensure that the Trust’s right to reject creation orders is consistent with Rule 6c-11 and the SEC’s guidance thereunder.

Response 13.	The Fund’s disclosure has been revised to delete “for any reason.”

Comment 14.	With respect to Fundamental Investment Restriction 7 (concentration policy), please change the word “may” to “will,” as the Fund cannot reserve discretion to concentrate.

Response 14.	The Fund’s disclosure has been revised accordingly.

Comment 15.	With respect to Fundamental Investment Restriction 9, please disclose that the Fund will “look through” a “private activity” municipal security, whose principal and interest payments are derived principally from the assets and revenues of a non-government issuer, in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy. See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, SEC Release No. IC-9785, (May 31, 1977) (the “Release”).

Response 15.	The Fund’s disclosure has been revised to disclose that the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will look through to such issuer’s industry for purposes of applying the Fund’s concentration policy.

Comment 16.	With respect to the last paragraph of the “Creation and Redemption of Creation Units—Redemption of Creation Units” section, we note that the first and penultimate sentences are not applicable to funds that effect redemptions principally for cash. Please update accordingly.

Response 16.	The Fund’s disclosure has been revised accordingly.

Exhibits

Comment 17.	Please ensure that Exhibit (d)(10) is incorporated by reference.

Response 17.	The Registrant hereby confirms that Exhibit (d)(10) will be incorporated by reference.

* * * * *

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2048.

Very truly yours,

/s/ Matthew Babinsky
Matthew Babinsky
Associate General Counsel
Van Eck Absolute Return Advisers Corporation